Filed Pursuant to Rule 433
Registration No. 333-141995
April 11, 2007
AMVESCAP PLC
$300,000,000
5.625% Senior Notes Due 2012
TERM SHEET
Dated April 11, 2007

Issuer:	AMVESCAP PLC

Ratings:*	A3 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Title of the Series:	5.625% Senior Notes Due 2012

Total Aggregate Principal Amount Initially Being Issued:	$300,000,000

Trade Date:	April 11, 2007

Settlement Date:	April 17, 2007 (T+4)

Maturity Date:	April 17, 2012

Note Type:	Senior Unsecured Notes

Minimum Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Treasury Benchmark:	4.500% due March 31, 2012

Reoffer Spread:	+98 basis points

Reoffer Yield:	5.631%

Coupon:	5.625%

Issue Price to Public:	99.974%

Interest Payment Dates:	Semi-annually on April 17 and October 17, commencing on October 17, 2007, and at maturity

Guarantors:	A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc., and INVESCO North American Holdings, Inc.

Listing:	Application will be made to list the notes on the Luxembourg Stock Exchange

Optional Redemption:	At any time at a price equal to the greater of the following amounts (plus accrued and unpaid interest to the redemption date):

• 100% of principal, or

• the sum of the present value of the principal amount and interest on the notes being redeemed, discounted to the redemption date on a semi-annual basis using the applicable treasury rate plus 15 basis points.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Co-Managers:	Banc of America Securities LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC

CUSIP No.	03235EAQ3
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by contacting Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch toll free at 1-866-500-5408, or UBS Securities LLC toll free at 1-888-722-9555, ext. 1088.